EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

YEAR ENDED DECEMBER 31, 2010

As at March 23, 2011

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries’ (“Fortuna” or the “Company”) performance and such factors that may affect its future performance. For a comprehensive understanding of Fortuna’s financial condition and results of operations, this MD&A should be read in conjunction with the Company’s audited consolidated financial statements for year ended December 31, 2010 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2009, the related MD&A, and Fortuna’s Annual Information Form (available on SEDAR at www.sedar.com). This MD&A refers to various non-GAAP measures, such as cash cost per tonne of processed ore, cash cost per ounce of payable silver, adjusted net income (loss), cash generated by operating activities before changes in working capital, used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use these non-GAAP measures to evaluate the Company’s performance. Non-GAAP measures do not have standardized meaning. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Information” below.

Business of the Company

Fortuna Silver Mines Inc. (the “Company”) is a mining company focused on producing silver and base metals and developing silver projects in Latin America. The Company’s principal assets are the Caylloma Polymetallic Mine in southern Peru and the San Jose Silver-Gold Project in southern Mexico.

Recent Developments and 2010 Highlights

Financial Results

During the year ended December 31, 2010 the Company generated a net income of $12.96 million (2009: $0.62 million) on operating income of $30.11 million (2009: $14.38 million) and sales of $74.06 million (2009: $51.43 million).   Record results were driven by increased silver production and higher silver and base metal prices.

Silver metal production during the year ended December 31, 2010 was 1,906,423 ounces, 13% above 2009. The increase was due to a combination of higher throughput (10%) and higher silver head grades (3%). Silver comprised 48% of revenue and the realized silver price was $19.05 per ounce.  Cash cost per ounce, net of by-product credits, was negative $7.73. See the page 12 for reconciliation of cash cost to the cost of sales.

Adjusting for the mark-to-market effect on commodity contracts and a foreign exchange loss on the repatriation of funds from the Company’s Peruvian subsidiary (included in the $2.70 million foreign exchange loss recorded for the year) 2010 adjusted net income (a non-GAAP measure) totalled $11.29 million (2009: $2.37 million).

Management’s Discussion and Analysis Page - 1

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

	Expressed in $ millions
	Years ended December 31,
	2010	2009
NET INCOME FOR THE YEAR	$12.96	$0.62
Items of note, net of tax:
Mark-to-Market effect on derivatives (1)	(1.33)	1.75
Foreign exchange loss on repatriation of funds
from subsidiary (1)	2.10	-
Stock-based compensation (1)	(2.44)	-
ADJUSTED NET INCOME FOR THE YEAR (1)	$11.29	$2.37
(1)	A non-GAAP measure

Cash generated by operating activities before changes in working capital (a non-GAAP measure) for the year totalled $22.11 million, up from $15.91 million in 2009.

San Jose Mine Construction

Construction activities for the San Jose Project commenced in the second quarter of 2010 and are on schedule for completion and commissioning of the mine in the third quarter of 2011 at an initial annual production rate of 1,000 tpd yielding 1.8 million oz silver and 16,000 oz gold. To the end of January 2011, $29.1 million had been invested in construction or 52% of CAPEX.

Corporate Highlights

The Company’s common shares began trading on the Toronto Stock Exchange (TSX) at the opening of trading on Monday, January 18, 2010 under the symbol “FVI”.

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility to be refinanced or repaid before December 2012.

On March 3, 2010, the Company closed a bought-deal public offering for total gross proceeds of CAD$34.5 million. The Company issued 15,007,500 shares at a price of CAD$2.30 per share.

On December 23, 2010, the Company closed a second bought-deal public offering for total gross proceeds of CAD$46 million. The Company issued 11,500,000 shares at a price of CAD$4.00 per share.

On June 2010, the Company appointed Mr. Cesar Pera as Vice President of Human Resources.

On July 2010, the Company announced changes to the Board of Directors with the appointment of Mr. Robert Gilmore and the resignation of Mr. Richard Clark.

On August 2010, the Company announced the appointment of Mr. Jeffrey Franzen to the Board of Directors.

Management’s Discussion and Analysis Page - 2

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Selected Annual Information

	Years Ended December 31,
Expressed in $000's, except per share data	2010	2009	2008
Sales	74,056	51,428	24,867
Income before income taxes and non-controlling interest	26,975	6,312	687
Net income (loss)	12,955	623	(910)
Earnings (loss) per share, basic and diluted	0.12	0.01	(0.01)

Total assets	243,183	139,738	115,368

Long term liability	3,166	1,454	1,382

In 2010, the Company generated record sales of $74.06 million compared to $51.43 million in 2009.  This increase was primarily driven by higher silver prices (38%) and higher silver sales volume (15%).  Total assets increased by 74% to $243.18 million with the proceeds from the $73.9 million bought-deal financings for the development of the San Jose Project.

In 2009, the Company generated sales of $51.43 million compared to $24.87 million in 2008.  This increase was also primarily driven by higher silver and lead head grades, in particular silver grades which increased by 64%, higher throughput, and reduced concentrate treatment charges.

Quarterly Information

The following table provides information for the eight fiscal quarters ended December 31, 2010:

Expressed in $000's, except per share

	Quarters Ended
	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10	31-Dec-09	30-Sep-09	30-Jun-09	31-Mar-09
Sales	23,908	18,039	14,565	17,543	16,356	13,230	12,862	8,980
Mine operating income (loss)	16,203	9,963	7,996	10,765	10,375	7,074	6,792	3,487
Operating income	10,570	4,678	6,972	7,891	5,563	4,388	4,355	76
Net income (loss)	4,222	(2,542)	5,980	5,296	1,037	(556)	1,196	(1,054)
Earnings (loss)
per share - basic	0.04	(0.02)	0.05	0.05	0.01	(0.01)	0.01	(0.02)
- diluted	0.04	(0.02)	0.05	0.05	0.01	(0.01)	0.01	(0.02)

The past eight quarters demonstrate a clear trend of sales growth. This trend reflects both the recovery in metal prices since the beginning of 2009 and increased silver output from the Caylloma mine. Sales and operating income in the second and third quarters of 2010 reflect a decrease in base metal prices during the period.

Even though the Company achieved higher sales in Q4 and Q3 2010 as compared to Q2 2010 resulted in lower net income primarily as result of the following:   higher production cash cost of 13% for Q3 and 7% for Q4;  stock-based compensation expense of $1.22 million and $0.76 million in Q3 and Q4 2010, respectively, compared to a recovery of $2.40 million in Q2 2010; net losses on commodity contracts of $3.18 million in Q3

Management’s Discussion and Analysis Page - 3

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

2010 and $0.73 million in Q4 2010 compared to a gain of $2.90 million in Q2 2010; higher foreign exchanges losses in Q3 2010 of $1.4 million, as compared to Q2 2010 of $0.36 million; and, write off of deferred exploration costs in Q3 2010 of $0.44 million.

The fourth quarter of 2010 net income of $4.22 million is primarily attributable to the record sales of $23.91 million, offset by a commodity contract loss of $0.73 million, a foreign exchange loss of $0.30 million, stock-based compensation expense of $0.76 million and bonus accrual of $0.48 million.

Results of Operations

San Jose Mine Construction

The Company anticipates that the San Jose Project, currently under construction in Mexico, will begin to contribute both silver and gold ounces starting in the third quarter of 2011 allowing the Company to maintain its organic silver production growth in 2011.

Construction Highlights to March 23, 2011

—
Processing plant construction is 33% complete.  Foundation work for crushers, milling, flotation, thickening and filtering areas is complete.  Mounting and installation of major plant equipment was initiated in January 2011.  The 13' x 19.5' ball mill has been mounted where the milling section is 42% advanced.  The three stage crushing circuit is being mounted and installed with a 66% advance. Flotation cells have arrived on site and thickeners are being mounted and installed.

—	Tailings dam construction was concluded in January 2011.
—	The 8MW power substation construction and commissioning has been concluded; connection to the national grid is expected in March 2011.
—	The mine access ramp has reached the 1,400 meter elevation, where the first production level is being developed.
—
Three stopes are being developed and prepared for the start of production in the third quarter at the initial rate of 1,000 tpd; Stope K is being developed on the Trinidad, Fortuna and Bonanza veins on sub-level 1430.  Stopes L and M are being developed on level 1400. Overall advance on stope preparation is 115% against the program.

—
To December 31, 2010 the mine had built an ore stock pile of 6,816 tonnes grading 234 g/t Ag and 2.13 g/t Au.  The Company anticipates an inventory of approximately 30,000 tonnes before the start of commercial operations in the third quarter of 2011.

—	Water pipeline installation to the mine site is 87% advanced.

Processing Plant and Ancillary Facilities

Construction of the 1,500 tpd processing plant and ancilliary facilities are on schedule for commissioning at an initial rate of 1,000 tpd in the third quarter of 2011.

The processing plant has no long lead equipment on critical path.  Purchase orders for all plant equipment have been placed with equipment arriving on-site according to schedule.  Processing plant construction is 33% complete.

Management’s Discussion and Analysis Page - 4

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Foundation work for crushers, milling, flotation, thickening and filtering areas is complete.  Mounting and installation of major plant equipment was initiated in January 2011. The 13' x 19.5' ball mill has been mounted where the milling section is 42% advanced.  The three stage crushing circuit is being mounted and installed with a 66% advance. Flotation cells have arrived on site and thickeners are being mounted and installed.

 Tailings Dam

Construction of the tailings dam was concluded in January 2011.  The tailings dam is currently prepared to store water for the commissioning of the processing plant.  The Conagua (National Water Commission of Mexico responsible for the management and preservation of national waters and their inherent goods in order to achieve sustainable use, with joint responsibility of the three tiers of government - federal, state, and municipal, and society as a whole) technical observations to the design of the tailings facility were addressed with state and federal Conagua authorities.  The Company expects approval of the final Conagua permit in the coming weeks.

Underground Mine Development

In December, the main access ramp reached the 1400 meter elevation -the first production level- allowing for the development of production stopes K, L and M for start-up of production at an initial mining rate of 1,000 tpd.

Vein widths and grades for the Trinidad, Fortuna and Bonanza veins intersect on level 1400 and sublevel 1430 are in line with the geologic resource model.

Water Sourcing

The Ocotlan grey water treatment plant is fully operational and the quality of the water obtained is within design parameters.

The pipeline to carry water from the grey water treatment plant to the Project site is 87% complete.  Negotiations with a neighboring community are taking place to install the remaining two kilometers of the pipeline.  Inflow to the process from the grey water treatment facility is required twenty months after the start of commercial operations.

Power Substation

Construction of the transformer and switching stations has been completed.  Commissioning has been concluded and connection to the national power grid is expected during March, 2011.

Management’s Discussion and Analysis Page - 5

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Caylloma Ag-Pb-Zn Mine

Caylloma Mine Production	Years Ended December 31,
	2010	2009
Tonnes milled	434,656	395,560
Average tons milled per day	1,231	1,121

Silver*
Grade (g/t)	159.24	154.76
Recovery %*	85.67	85.40
Production (Oz)*	1,906,423	1,682,546
Lead
Grade (%)	2.44	3.10
Recovery %	91.28	93.02
Production (000's lb)	21,373	25,137
Zinc
Grade (%)	3.10	3.66
Recovery %	87.99	89.07
Production (000's lb)	26,137	28,442
Copper
Production (000's lb)	1,026	190
Unit Costs
Production cash cost (US$/oz ag)**	(7.73)	(4.86)
Production cash cost (US$/tonne)	51.20	46.27
Unit Net Smelter Return (US$/tonne)	163.59	124.07
*	Silver in lead and copper concentrates
**	Net of by-product credits

Silver production of 1,906,423 ounces, a 13% increase over the 1,682,546 ounces in 2009, exceeded 2010 guidance by 12%. This increase is attributable to an increase in mill throughput of 10%, an increase in silver recoveries of 0.3% and a 3% increase in silver head grade.

Cash cost per payable ounce silver in 2010 was negative $7.73 net of by-product credits compared to negative $4.86 in 2009. The change was attributable to an increased revenue from by-product credits and increased payable silver ounces of 38% and 16%, respectively, offset by an 11% increase in refining charges. See page 12 for reconciliation of cash production cost to the cost of sales.

The mill treated 434,656 tonnes of ore in 2010, compared to 395,560 tonnes in the prior year. The cash cost per tonne was $51.20 compared to $46.27 in 2009. Cash cost is a non-GAAP measure, see page 12 for reconciliation of cash cost to the cost of sales.

Zinc and lead production during 2010 decreased by 8% and 15%, respectively, compared to 2009.  This decrease was related to a shift in the mine plan designed to replace the polymetallic ore from the Animas vein with higher grade silver ore from level 6 in the upper part of Animas vein.  The mine plan shift was made

Management’s Discussion and Analysis Page - 6

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

because of lower than expected grades from the Bateas silver vein which lead to an acceleration of the incorporation of level 6 into the production plan.

Cash cost per tonne of treated ore for the year 2010 increased by 11% to $51.20 compared to 2009. The cost variation reflected a 2010 upward revision of underground mine contractor tariffs and labor costs directed towards reducing personnel rotation at operations, higher preparation and breakage costs at the mine, commencement of ore control drilling in 2010, local currency appreciation and preventive equipment maintenance plans that have been successful in increasing plant availability by 3% to 4%.

In 2010, 71%  (2009: 85%) ore was sourced from the central and lower levels of Animas vein, 17% from level 6 in the upper part of Animas vein, and 11% (2009: 15%) from Bateas, Soledad, and Silvia veins.

Total mine development and preparation in 2010 was 12,110 meters, 56% in the Animas vein and 44% in the high-grade silver veins.  The main focus of development in Animas vein was to extend mineralization along- strike towards the northeast on  levels 10 and 12, and preparation of  resource blocks between level 10 and level 12 with infrastructure as the mine plan extends below level 10 in 2011.  In the upper part of Animas development and preparation was focused on incorporating level 6 into the production plan.

In the high grade Soledad and Silvia silver veins mine development and preparation was aimed mainly below current working levels.

In the high-grade Bateas vein exploration and development drifting focused on extending  mineralization along-strike to the east and resulted in the discovery of high-grade silver ore shoots on levels 10 and 12 as reported in the press release of December 15, 2010.

The main capital projects executed in 2010 were a tailings reclassification plant for $0.48 million, and the finalization of the feasibility study for the new tailings dam facility with an estimated total cost of $4.2 million.  The tailings reclassification plant will allow an increase in the percentage of tailings available for backfill material and the first stage of the new tailings dam will provide 7.5 years of life at current production levels.

In January 2011 production of copper-silver concentrate was discontinued at Caylloma due to a material deterioration in commercial treatment terms with respect to 2010. The Company is monitoring market conditions to evaluate restarting the circuit.  Copper accounted for 4% of sales in 2010 (2009: 1%).

Management’s Discussion and Analysis Page - 7

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Caylloma Mine Concentrates	Years Ended December 31,
	2010	2009

Zinc
Opening Inventory (t)	369	295
Production (t)	22,291	23,700
Sales (t)	22,419	23,563
Adjustment (t)	22	(63)
Closing Inventory (t)	263	369
Ag in concentrate (g/t)	96	95
Zn in concentrate (%)	53	54
Lead
Opening Inventory (t)	408	17
Production (t)	15,015	18,078
Sales (t)	15,250	17,715
Adjustment (t)	14	28
Closing Inventory (t)	188	408
Ag in concentrate (g/t)	1,499	2,567
Pb in concentrate (%)	65	63
Copper
Opening Inventory (t)	46	0
Production (t)	2,085	411
Sales (t)	2,117	366
Adjustment (t)	15	1
Closing Inventory (t)	29	46
Ag in concentrate (g/t)	17,644	14,496
Cu in concentrate (%)	22	21

Financial Results

During the year ended December 31, 2010 the Company generated net income of $12.96 million (2009: $0.62 million) on operating income of $30.11 million (2009: $14.38 million).

Sales for the year were $74.06 million (2009: $51.43 million).  Increased sales were partially offset in operating income by a higher cash cost per tonne of $51.20 (2009: $46.27). Operating income also includes higher corporate selling, general and administrative expenses of $5.23 million compared to 2009.  These expenses were associated with the growth of the Company, legal fees related to the credit facility, development of corporate projects and bonus payments.

Net income includes commodity contracts gain of $0.74 million (2009: loss $7.36 million), foreign exchange loss of $2.70 million (2009: $0.65 million), and stock-based compensation recovery of $0.42 million (2009: expense $2.71 million).

Sales increased by 44% to $74.06 million (2009: $51.43 million) compared to a year ago.  The increase is primarily attributable to higher silver prices (38%) and higher sales volume (15%). Zinc and lead metal sold

Management’s Discussion and Analysis Page - 8

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

were below last year (7% and 11%, respectively) with zinc and lead prices above last year (31% and 25%, respectively).

Caylloma Mine Metal Sold and Prices	Years Ended December 31,
	2010	2009

Silver
Sales (Oz)*	1,894,703	1,645,629
Realized Price (US$/Oz)**	19.05	13.75
Average Price (US$/Oz)	20.16	14.65
Lead
Sales (000's lb)*	21,461	24,184
Realized Price (US$/lb)**	0.80	0.61
Average Price (US$/lb)	0.97	0.78
Zinc
Sales (000's lb)*	26,306	28,175
Realized Price (US$/lb)**	0.60	0.42
Average Price (US$/lb)	0.98	0.73
Copper
Sales (000's lb)*	1,021	163
Realized Price (US$/lb)**	2.67	1.59
Average Price (US$/lb)	3.42	2.34
Gold
Sales (Oz)*	2,411	2,397
Realized Price (US$/Oz)**	939.45	812.08
Average Price (US$/Oz)	1,225.07	972.98
*	The current and subsequent period may include final settlement quantity adjustments from prior periods.
**	Considers deductions, treatment, and refining charges as applicable. Treatment charges are allocated to the base metals.

Cost of sales increased by 25% to $22.27 million (2009: $17.76 million) compared to last year.  The increase is primarily attributable to an 11% higher unit production cash costs and increased throughput of 10%.   Refer to Page 7 discussion on cash cost per tonne of treated ore.

Operating income increased by 109% to $30.11 million (2009: $14.38 million) compared to 2009.  The increase is primarily attributable to higher sales, a 115% decrease in stock-based compensation, a 59% decrease in write-off of deferred exploration costs and a 15% increase in depletion, depreciation and accretion. These savings were offset by a 25% increase in cost of sales, and a 55% increase in selling, general and administrative expenses.

Selling, general and administrative expenses increased by 55%, in 2010, to $14.79 million (2009: $9.56 million).  The increase is primarily attributable to corporate general and administrative expenses associated with the growth of the Company, legal fees related to the credit facility with the Bank of Nova Scotia and bonus payments.

Management’s Discussion and Analysis Page - 9

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

	Expressed in $ millions
	Years ended December 31,
	2010	2009
Corporate general and administrative expenses	$8.32	$4.06
Peruvian subsidiary :
general and administrative expenses	$2.99	$3.08
selling expense (including trucking of concentrate)	2.69	1.93
government royalty	0.79	0.49
	$6.47	$5.50
	$14.79	$9.56

Stock-based compensation recovery of $0.42 million (2009: expense $2.71 million) is primarily attributable to the cancellation of 2,665,000 share purchase options as shareholder approval was not obtained at the Company’s annual general meeting held on June 23, 2010 resulting in a stock-based compensation recovery of $2.44 million.  In addition, stock-based compensation is impacted by the mark-to-market value of the Company’s deferred and restricted share units of $2.02 million (2009: $nil).

Interest and other (expenses) income decreased by 188% to an expense of $0.38 million (2009: income $0.43 million) compared to a year ago.  The increase in costs is primarily attributable to the dividend withholding tax paid of $0.27 million (2009: $nil) offset by an increase in interest income arising from higher interest rates applied to higher cash and cash equivalents and short term investments balances.

Interest and finance expenses, increased by 240% to $0.54 million (2009: $0.16 million) compared to a year ago.  The increase is primarily attributable to the commitment and standby fees associated with the Bank of Nova Scotia credit facility and capital lease obligations at our operating subsidiary.

Net gain (loss) on commodity contract increased to a net gain of $0.74 million (2009: loss ($7.36 million)). The gain reflected the change in fair value of derivative contracts between the opening of the reporting period and either the expiry of the contracts or the closing of the period, whichever happened first. Included in the $0.74 million gain is a mark-to-market effect of $2.12 million ($1.33 million, net of tax), related to open contracts as at December 31, 2010 expiring March 2011. The Company occasionally enters into commodity forward and option contracts to secure a minimum price level on part of Caylloma’s zinc and lead metal production.  Additionally, for the unhedged balance of production, the Company enters regularly into short term forward lead and zinc and silver option contracts to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms. The Company does not use hedge accounting.

Management’s Discussion and Analysis Page - 10

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Price protection program - Derivatives

As at December 31, 2010, the Company had the following contracts outstanding:

Type of contract	Metal	Total tonnage (t) or ounces (oz)	Settlement period	Price/t or Price/oz
Forward sale	Lead	210 t	March 2011	$2,500/t
Forward sale	Zinc	240 t	March 2011	$2,415/t
Long put	Silver	90,000 oz	January 2011	$28.00/oz
Short call	Silver	90,000 oz	January 2011	$32.10/oz
Long put	Silver	50,000 oz	January 2011	$29.00/oz
Short call	Silver	50,000 oz	January 2011	$31.70/oz

Foreign exchange loss, increased four-fold to $2.70 million (2009: $0.65 million).  The increase is primarily attributable to the $2.10 million foreign exchange loss realized upon the repatriation of funds from the Company’s Peruvian subsidiary.

Income tax provision increased by 139% to $14.02 million (2009: $5.87 million).  Income tax provision is comprised of current and future income tax expense. Current income tax for the period, including the worker profit sharing plan regulated by Peruvian law, totalled $10.94 million (2009: $5.08 million). Future income tax expense, amounting to $3.08 million (2009: $0.79 million) was attributed to temporary differences arising on amounts of mineral properties at Peruvian operations where exploration and development are expensed for tax purposes.

Cash cost per silver ounce and cash cost per tonne (non-GAAP measures)

Cash cost per ounce and cash cost per tonne are key performance measures that management uses to monitor performance. In addition, cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. Management believes that certain investors use these non-GAAP measures to evaluate the Company’s performance. These performance measures have no meaning within Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

The following table presents a reconciliation of cash costs per tonne of processed ore and cash cost per ounce of payable silver to the cost of sales in the Consolidated Statement of Operations for the years ended December 31, 2010 and 2009.

Management’s Discussion and Analysis Page - 11

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

	$'000's
	Years ended
	December 31,
	2010	2009

Cost of sales	29,129	23,699
Add / (Subtract)
Change in concentrate inventory	(305)	549
Inventory adjustment	290	-
Depletion, depreciation, and accretion	(6,859)	(5,944)
Cash cost	22,255	18,304

Total processed ore (tonnes)	434,656	395,561

Cash cost per tonne of processed ore ($/t)	51.20	46.27

Cash cost	22,255	18,304
Add / (Subtract)
By-product credits 1	(37,825)	(27,318)
Refining charges	1,576	1,416
Cash cost applicable per payable ounce	(13,994)	(7,598)

Payable silver ounces	1,811,102	1,563,775

Cash cost per ounce of payable silver ($/oz)	(7.73)	(4.86)
1	By-product credits as included in the provisional liquidation

Liquidity and Capital Resources

The Company’s cash and cash equivalents as at December 31, 2010 totalled $70.30 million, and short term investments totalled $20.51 million. Working capital amounted to $97.09 million.

During 2010, cash generated by operating activities before changes in working capital was $22.19 million. Changes in working capital amounted to $1.08 million, resulting in cash generated by operating activities of $21.11 million.

During 2010, cash consumed by the Company in investing activities totalled $57.39 million with $16.60 million for mineral properties, $19.82 million for property, plant and equipment, $4.29 million for deposits on long term assets, and short term investments of $13.86 million. The total investment in San Jose amounted to $27.90 million and included $8.12 million for mineral properties, $15.39 million for property, plant and equipment, and $4.39 million for deposits on long term assets.

During 2010, cash generated by financing activities totalled $73.69 million comprised of net proceeds on the issuance of common shares of $74.92 million less the repayment of capital lease obligations of $1.23 million.

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within two and one-half years

Management’s Discussion and Analysis Page - 12

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

or before December 2012. The credit facility is secured by a first ranking lien on Bateas and its assets and bears interest and fees at prevailing market rates. No funds were drawn from this credit facility during the year.

The Company has raised funds from two prospectus financings.  The details of the expected use of proceeds and actual use of proceeds are discussed below.

Prospectus February 18, 2010 Closed March 2, 2010

	San Jose Project Financing
	Expressed in CAD $ millions
		Actual Use
	Expected Use	of
	of Proceeds*	Proceeds**	Variance
Mine development	$6.7	$3.3	$3.4
Processing plant	16.6	4.8	11.8
Tailings dam	1.9	3.9	(2.0)
Water and Infrastructure	3.0	2.4	0.6
Energy supply	-	2.2	(2.2)
Construction management	-	1.0	(1.0)
Total	$28.2	$17.6	$10.6
*excludes over-allotment
**US CAD FXrate at 1.0

Prospectus December 17, 2010 Closed December 23, 2010

	San Jose Project Financing**
	Expressed in CAD $ millions
	Expected
	Use of	Actual Use
	Proceeds*	of Proceeds	Variance
Planned expansion	$14.5	$-	$14.5
Exploration programs	5.5	-	5.5
Working capital	17.7	-	17.7
		-	-
		-	-
		-	-
Total	$37.7	$-	$37.7
* excludes over-allotment
** funds to be utilized post development

Management believes the Company’s cash position, along with its ongoing operation in Caylloma and the credit facility, is sufficient to support the Company’s operating and capital requirements on an ongoing basis. Actual funding requirements may vary from those planned due to further acquisition opportunities. Management believes it will be able to raise equity capital or access debt facilities as required in both the short and long term, but it recognizes the uncertainty attached thereto.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

➢
directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢	certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to an annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years, and is based on the estimated life of the mine.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with

Management’s Discussion and Analysis Page - 13

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

the approved Bateas’ mine closure plan, for the sum of $293. This bank letter of guarantee expires 360 days from December 2010.

Banco Bilbao Vizcaya Argentaria, S.A., has also established bank letters of guarantee totalling $54 to provide an annual guarantee associated with an office lease contract and truck rentals. These bank letters of guarantee expire 360 days from June 2010.

Interbank, a third party, has renewed the bank letter of guarantee in the amount of $2, in favor of the Peruvian Ministry of Energy and Mines, to allow a temporary concession to study electric power generation in the hydro electric power plant, to expire April 2011.

The Company acts as guarantor to capital lease obligations held by two of its mining contractors.  These capital lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine.  As at December 31, 2010, these obligations amounted to $711 with $231 and $480 maturing in 2011 and 2012, respectively.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that is material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions (expressed in $’000’s)

The Company incurred charges from directors, officers, and companies having a common director or officer as follows:

	Expressed in $'000's
	Years ended December 31,
Transactions with related parties	2010	2009
Consulting fees 1	$175	$145
Salaries and wages 2,3	174	122
Other general and administrative expenses 3	185	159
	$534	$426
1	Consulting fees includes fees paid to two directors, Simon Ridgway and Mario Szotlender.
2	Salaries and wages includes employees' salaries and benefits charged to the Company based on an estimated percentage of the actual hours worked for the Company.
2, 3	Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for various general and administrative costs incurred on behalf of the Company.

In September 2009, the Company was granted an option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico from Radius.

Management’s Discussion and Analysis Page - 14

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Amounts due to/(from) related parties are comprised of the following:

	Expressed in $'000's
Amounts due/to/(from) related parties	December 31, 2010	December 31, 2009
Owing (from)/to a director and officer4	$(1)	$(1)
Owing to a company with common directors 3	$41	$50
	$40	$49
4	Owing from a director includes non-interest bearing advances to Jorge A. Ganoza Durant at December 31, 2010 and 2009 .

The transactions with related parties are measured at the agreed upon exchange amount, which is the amount of consideration established and agreed upon by the parties. The balances with related parties are unsecured, non-interest bearing, and payable in the normal course of business.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. These estimates and assumptions are based on established industry standards, historical experience, and are reviewed on an ongoing basis to confirm their continued applicability.

Depletion and Mineral Properties Cost

Mineral property costs are comprised of acquisition costs and capitalized exploration, construction, and development costs. Upon initiating production, the asset is depleted over its estimated useful life on a units-of-production basis. The Company estimates reserves and resources and the economic life of its mines and utilizes this information to calculate depletion expense. Depletion charges are adjusted prospectively based on periodic re-assessments of the Company’s mineral reserves.

The estimate of mineral reserves is prepared by Qualified Persons in accordance with industry standards defined under NI 43-101 of the Canadian Securities regulatory authorities. Mineral reserve estimates can change over time as a result of numerous factors, including changes in metal prices, production costs, or the re-evaluation of geological, engineering, and economic data of a deposit. A significant reduction in mineral reserves would have a negative impact on the calculation of the depletion of this asset.

Asset Retirement Obligations

Fortuna’s determination for asset retirement obligations involves estimation of timing and amounts of future costs relating to ongoing environmental and mine closure activities required under applicable law or the Company’s own remediation plans. These estimates are subject to significant uncertainties because many of these costs will not be incurred for a number of years, the nature of the reclamation activities might change and the assumptions regarding the rate of inflation and credit risk-adjusted interest rate used in the calculation may vary over time. Therefore, actual costs and their timing might differ from current estimates.

Management’s Discussion and Analysis Page - 15

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Impairment of Long-lived Assets

Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Examples of such events or circumstances are changes in metal prices, sudden physical deterioration of the asset, legal circumstances or political risks in the countries Fortuna operates, or other external factors which could have a significant impact on the operations of the Company. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment and non-producing property. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include recoverable proven and probable reserves and a portion of recoverable resources, silver, zinc, copper, lead and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations.

Income Taxes

The estimation of the Company’s future tax liabilities and assets involves significant judgment around a number of assumptions. Judgement must be used to determine the Company’s future earning potential, and the expected timing of the reversal of future tax assets and liabilities. Further uncertainties are the result of interpretation of tax legislation in a number of jurisdictions which might differ from the ultimate assessment of the tax authorities. These differences may affect the final amount or the timing of the payment of taxes.

Stock-based Compensation

i.	Stock Option Plan

The Company records all stock-based compensation relating to options granted using the fair value method such that stock-based payments are measured at fair value and expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

ii.	Deferred Share Unit Plan (“DSU”)

The Company’s DSU compensation liability is accounted for based on the number of units outstanding and the market value of the Company’s common shares at the balance sheet date.  The year-over-year change in the deferred share unit compensation liability is recognized in operating income.

Management’s Discussion and Analysis Page - 16

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

iii.	Restricted Share Unit Plan (“RSU”)

The Company recognizes a compensation cost in operating income on a prescribed vesting basis for each RSU granted equal to the market value of the Company’s common shares at the date of which RSUs are awarded to each participant prorated over the performance period and adjusts for changes in the market value until the end of the performance date.  The cumulative effect of the change in market value is recognized in operating income in the period of change.

Financial Instruments and Related Risks

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value of financial instruments

The carrying value of cash and cash equivalents, short term investments, accounts receivable, accounts payable and accrued liabilities, and due to related parties approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

—	Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.
—
Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

—	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

The Company has classified the determination of fair value of accounts receivable, and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

Management’s Discussion and Analysis Page - 17

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Financial assets (liabilities) at fair value as at December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$70,298	$-	$-	$70,298
Short term investments	20,509	-	-	20,509
Accounts receivable	-	12,551	-	12,551
Derivatives	-	(133)	-	(133)
	$90,807	$12,418	$-	$103,225
There were no changes in the levels during the year ended December 31, 2010.

Financial assets (liabilities) at fair value as at December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$30,763	$-	$-	$30,763
Short term investments	6,034	-	-	6,034
Accounts receivable	-	8,322	-	8,322
Derivatives	-	(3,055)	-	(3,055)
	$36,797	$5,267	$-	$42,064

Accounts receivable includes accounts receivable from provisional sales. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices.  Resulting fair value changes to accounts receivable are through sales.  Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices.  Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts.  Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

During the year ended December 31, 2010, there have been no changes in the classification of financial assets and liabilities in level 3 of the hierarchy.

(b) Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru, Mexico and Barbados and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s results of operations, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

Management’s Discussion and Analysis Page - 18

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

		Expressed in '000's
	December 31, 2010				December 31, 2009
	Canadian			Mexican	Canadian	Nuevo		Mexican
	Dollars	Nuevo Soles		Pesos	Dollars	Soles		Pesos
Cash and cash equivalents	$54,782	S/.	741	$2,201	$21,283	S/.	302	$1,283
Short term investments	20,514		-	-	560		-	-
Accounts receivable	71		1,304	42,452	5		880	6,565
Long term investment and receivable	-		-	24,209	-		-	-
Accounts payable and accrued liabilities	(625)		(27,268)	(6,390)	(194)		(17,150)	(623)
Long term liability	(1,999)		-	-	-		-	-
Asset retirement obligation	-		(9,169)	(19,959)	-		(8,835)	-

Based on the above net exposure as at December 31, 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, expressed in US dollars, as follows:
Impact to other comprehensive income	$8,081
Impact to net income (loss)		$(1,360)	$382

(c) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents and short term investments are held through large Canadian, international and foreign national financial institutions. These investments mature at various dates within one year. All of the Company’s trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk. The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

As at December 31, 2010, the Company has a Mexican value added tax of $3.34 million and Peruvian value added tax of $0.14 million. The Company expects to recover the full amounts from the Mexican and Peruvian Governments.

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

Management’s Discussion and Analysis Page - 19

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

		Expressed in $'000's
	Expected payments due by period as at December 31, 2010
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Accounts payable and accrued liabilities	$13,496	$-	$-	$-	$13,496
Due to related parties, net	40	-	-	-	40
Derivatives	133	-	-	-	133
Long term liability	1,083	3,243	-	-	4,326
Total 1	$14,752	$3,243	$-	$-	$17,995
1
Amounts above do not include payments related to the following: (i) the Company's anticipated asset retirement obligation of $4,924 associated with mine closure, land reclamation, and other environmental matters.

(e) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

(f) Metal price risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, lead, and copper sold through its mineral concentrate products. The Company mitigates this risk by implementing price protection programs for some of its zinc and lead production through the use of derivative instruments. As a matter of policy, the Company does not hedge its silver production.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Management’s Discussion and Analysis Page - 20

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at March 23, 2011 is 122,749,221 common shares. In addition, a total of 4,305,500 incentive stock options are currently outstanding as follows:

		Exercise
		Price
Type of Security	No. of Shares	(CAD$)	Expiry Date

Incentive Stock Options:	240,000	$1.35	February 5, 2016
	200,000	$2.29	March 30, 2016
	60,000	$1.75	May 8, 2016
	200,000	$1.75	May 22, 2016
	7,500	$0.85	July 5, 2016
	225,000	$1.55	July 5, 2016
	825,000	$1.66	July 10, 2016
	225,000	$1.61	September 13, 2016
	60,000	$0.85	January 11, 2017
	670,000	$2.22	January 11, 2017
	20,000	$0.85	February 6, 2017
	38,000	$0.85	June 27, 2017
	5,000	$0.85	July 2, 2017
	25,000	$0.85	October 24, 2017
	250,000	$2.52	February 5, 2018
	810,000	$0.85	October 5, 2018
	240,000	$0.85	November 5, 2018
	205,000	$0.83	July 6, 2019
TOTAL OUTSTANDING OPTIONS	4,305,500

Change in Accounting Policy

Adoption of New Accounting Standards

The Company has not adopted any new accounting standards during the year.

Recently released Canadian Accounting Standards

The Company has assessed new and revised accounting pronouncements that have been issued and determined that the following will have an impact on the Company:

Management’s Discussion and Analysis Page - 21

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Convergence with International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will begin reporting its financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended December 31, 2010, and of the opening balance sheet as at January 1, 2010.

 IFRS Project Overview

The Company continues to advance through its IFRS transition project plan.

During 2009, the Company began planning its transition to IFRS. The process consists of three phases: Scoping and Diagnostics, Analysis and Development, and Implementation and Review.

Phase One: Scoping and Diagnostics, which involved project planning and identification of differences between current Canadian GAAP and IFRS, was completed in the third quarter of 2009 with the assistance of external advisors.

The resulting identified areas of accounting difference of highest potential impact to the Company, were:  IFRS 1 “First-time Adoption of IFRS”; International Accounting Standard (“IAS”) 21 “The Effects of Changes in Foreign Exchange Rates”; and, IAS 16 “Property, Plant and Equipment”.

Phase Two: Analysis and Development involved detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS: identification and design of operational and financial processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

Following the completion of the scoping and diagnostic assessment, the Company engaged external advisors to assist with detailed technical reviews of the identified potential high impact areas. These reviews included the identification of IFRS - Canadian GAAP differences, accounting policy considerations, and preliminary implementation plans. The high impact areas relating to conversion include foreign currency; property, plant and equipment; income taxes; and provisions, contingent liabilities and contingent assets (including asset retirement obligations). During the second quarter of 2010, the technical review aspects of these assessments were substantially completed. During the third and fourth quarters of 2010, the Company substantially completed the preliminary opening balance sheet quantification of the identified technical differences and quantification of the impacts of IFRS transition on the first three quarters of 2010.

Management’s Discussion and Analysis Page - 22

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Phase Three: Implementation and Review, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; integration of appropriate changes to maintain the integrity of internal controls over financial reporting and disclosure controls and procedures; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements. This phase commenced in the third quarter of 2010.

The Company will continue to monitor changes in IFRS leading up to the changeover date, and will update the conversion plan as required. Changes in circumstances may cause the Company to revise its IFRS opening balance sheet and policy choices before the changeover date. The opening balance sheet will be published in the first quarter of 2011.

First Time Adoption Elections and Accounting Policy Changes

At the present time the Company is planning to apply five of the 17 elections within IFRS 1 which include:

—
IFRS 3 “Business Combinations” which allows an entity that has conducted prior business combinations to apply IFRS 3 on a prospective basis only from the date of transition. This avoids the requirement to restate prior business combinations, although some adjustments may still be necessary.

—
IFRS 2 “Share-based Payment” which allows full retrospective application to be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any related liabilities.

—	IAS 21 “The Effects of Changes in Foreign Exchange Rates” which allows for the cumulative translation differences that existed at the date of transition to IFRS to be reset to zero.
—	IAS 23 “Borrowing Costs” which allows full retrospective application to be avoided by electing an effective date as the date of transition, January 1, 2010, to IFRS.
—
IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” which allows a short cut method in recalculating both the decommissioning liability and asset at the transition date of January 1, 2010. This avoids the requirement to recalculate the liability retrospectively from the date of recognition and then re-measure it at each subsequent reporting period up until the date of transition.

Below is a preliminary summary of the impacts of the high impact areas relating to conversion to IFRS and their expected impact on the Company:

a)	Foreign Currency

Under IAS 21, it is necessary to assess the functional currency of all the Company’s entities based on the primary economic environment in which the entity operates. In addition, secondary factors may also provide evidence of an entity’s functional currency. Once the functional currency is determined, it does not change unless there is a change in the underlying nature of the transactions and relevant conditions and events.

All entities that have a Canadian GAAP measurement currency that is different than the functional currency under IFRS will need to translate their balance sheets to the functional currency at the transition date. The Company’s preliminary analysis determined that Compania Minera Cuzcatlan S.A. de C.V., Fortuna Silver

Management’s Discussion and Analysis Page - 23

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Mines Peru S.A.C., and Recursos del Golfo, S.A. change from a Canadian dollar (“CAD$”) measurement currency under Canadian GAAP to a United States dollar (“US$”) functional currency under IFRS.

The Company intends to continue with a US$ presentation currency under IFRS.

The Company is planning to take the IFRS 1 exemption that resets the cumulative translation adjustment balance (“CTA”) to zero, to reduce the conversion effort. This will result in the reclassification of the CTA existing balance into deficit on transition to IFRS on January 1, 2010, in the preliminary amount of $2.90 million.

The preliminary adjustments for the opening balance sheet includes a foreign currency reduction to property, plant and equipment and mineral properties of $0.33 million and $2.20 million, respectively.

b)	Property, Plant and Equipment

Under IAS 16, each part of an item of property, plant and equipment with a cost that is significant in relation to the total costs of an item is depreciated separately. This is commonly referred to as component depreciation. Each separate part is depreciated over its useful economic life to the residual value. Under IFRS, the assessment of the useful economic life and the residual value of each part of the asset are determined on an annual basis. The Company has completed a detailed review of fixed assets and preliminarily concluded that there will be no transitional adjustments as a result of this issue.

Under IFRS, there is an option to use either the cost method or the revaluation model for subsequent measurement of classes of property, plant and equipment. The Company plans to continue to use the cost method.

Canadian GAAP does not specifically state how to treat borrowing costs related to the construction of an asset, whereas IFRS states that borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset shall be capitalized as part of the cost of that asset on a net basis. The Company has elected to apply the borrowing cost requirements effective January 1, 2010.

For impairment, Canadian GAAP generally uses a two-step approach to testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with fair values. IAS 36, “Impairment of Assets”, uses a one-step approach for both testing for and measurement of impairment, with carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more write-downs when carrying values of assets are supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.

However, the extent of any new writedowns may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses.

The Company has preliminarily concluded that there will be no impairment adjustments required at the transition date to IFRS.

Management’s Discussion and Analysis Page - 24

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

c)	Income Taxes

Under Canadian GAAP, current and future income tax assets and liabilities are referred to as “future income tax” (“FIT”) assets or liabilities whereas under IFRS the terminology is “deferred tax”. There are no accounting policy choices available upon transition to IAS 12 “Income Taxes”.

The preliminary analysis completed to date has identified two significant differences in the area of accounting for income taxes.

Canadian GAAP has a specific exemption for future income taxes related to non-monetary assets or liabilities of integrated foreign operations. Future income taxes cannot be recognized for a temporary difference arising from the difference between the historical exchange rate and the current exchange rate translation of the cost of non-monetary assets or liabilities of integrated foreign operations. Under IFRS, deferred tax is recognized on the difference between: the accounting basis of all items. For foreign currency non-monetary assets or liabilities, this is the local or tax basis currency translated into the functional currency at the historical rate; and the tax basis, which is the local or tax basis currency amount translated to the functional currency at the spot exchange rate at the balance sheet date. The result of this calculation difference will be added volatility in the tax expense as foreign exchange changes will have a more pervasive impact on tax expense.

IAS 12 does not permit recognition of a temporary difference on initial recognition, except if the transaction is a business combination or if the transaction affects accounting or taxable profit or loss. Under Canadian GAAP, where assets are acquired other than in a business combination and a temporary difference arises the associated FIT asset (subject to the more likely than not test) or liability is recognized at the time of acquisition and added to the cost of the asset. The amount of the FIT is calculated using a simultaneous equation; this method of tax calculation is referred to as the ‘gross up’ method. Under IAS 12, any temporary differences arising on subsequent asset acquisitions, other than in a business combination, would be ignored. On adoption of IFRS, the temporary differences arising from the ‘gross up’ method under Canadian GAAP will be reversed.

In addition, IFRS requires additional disclosure with respect to “outside basis” differences not recognized in the tax provision. These “outside basis” differences are essentially any tax liability that would result on accounts that are eliminated upon consolidation (for example: intercompany loans, intercompany dividends, or investments). The Company has some outside basis differences arising from foreign exchange rates on loans denominated in United States dollars.

The preliminary adjustment to the future income tax liability opening balance sheet amounts to a reduction of $5.38 million comprised of the following: reversal of future income tax of $1.09 million related to workers’ participation; $3.47 million related to  temporary differences on business combinations; $0.15 million related to provision; and, $0.67 million related to foreign currency adjustments.

d)	Provisions, Contingent Liabilities and Contingent Assets (including asset retirement obligations)

Under Canadian GAAP, the Company recognizes decommissioning liabilities where there is a legal obligation as compared to IFRS requiring including both legal and constructive obligations. The preliminary analysis has determined there are no additional constructive obligations for the Caylloma mine or the San Jose Project.

Under Canadian GAAP, the Company applies a credit adjusted risk free interest rate to the undiscounted cash flow estimate at each site. IFRS requires the Company to use a pre-tax discount rate, typically a long term

Management’s Discussion and Analysis Page - 25

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

government bond rate in the jurisdiction the Company intends to raise the financing to meet the reclamation costs. In addition, under Canadian GAAP, the estimate of cash flows is based on a third party concept and cannot be based on the Company’s calculated cost of using its own equipment. IFRS allows a Company to use internal cost estimates if the Company is likely to use its own machinery and labour to perform the reclamation work.

The Company has elected to take the IFRS 1 exemption to avoid the requirement to recalculate the liability retrospectively from the date of recognition and then re-measure it at each subsequent reporting period up until the date of transition.

On a go forward basis, the Company will be required to present accretion as a finance cost under IFRS. In addition, there will be differences due to the subsequent re-measurement of the decommissioning liability.

The preliminary adjustment to the asset retirement obligation opening balance sheet amounts to an increase of $0.39 million.

e)	Other

The Company considered both IFRS 2 - “Share-based Payment” and IFRS 6 - “Exploration for and Evaluation of Mineral Resources” as part of its initial diagnostic assessment. The Company has concluded that there will be no significant or material transitional adjustments or changes in reported results arising from the application of these standards upon transition to IFRS.

Outlook on Future Earnings

Future net earnings will be impacted by the change in the accounting methodology of recognizing deferred taxes that arise on foreign non-monetary assets or liabilities.  The result of this calculation difference will be added volatility in the tax expense as foreign exchange swings will have an impact on the tax expense.

Quantitative Impact on Transition to IFRS

Based on the analysis completed to date, the Company expects the following impact on shareholders equity on transition to IFRS:

Expressed in $ millions
Shareholders' Equity, Canadian GAAP, December 31, 2009	$112.56
Adjustments:
Effect of foreign exchange on property, plant and equipment	(2.54)
Deferred income tax adjustments	1.48
Transfer of accumulated other comprehensive income to deficit	2.90
Reset accumulated other comprehensive income to zero	(2.90)
Asset retirement obligation adjustments	(0.32)
Shareholders' Equity, IFRS, January 1, 2010	$111.18

Management’s Discussion and Analysis Page - 26

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Internal Control over Financial Reporting and Disclosure Controls and Procedures

The Company has considered the short term effects the IFRS transition will have on our internal controls over financial reporting and disclosure controls and procedures. We will continue to monitor and assess these controls on an on-going basis.

Business Activities and Key Performance Measures

The Company has considered what effects the IFRS transition will have on our business policies and activities. The following key areas are likely to be affected:
—	Internal controls over financial reporting with respect to the IFRS transition project;
—	Dual reporting obligation for the year 2010 because statements are required under both Canadian GAAP and IFRS for that year;
—	Budgeting and Forecasting activities during the IFRS transition year, 2010. The budgeting process for 2011 factored in IFRS related impacts that have been identified; and,
—	Key performance measures.

Financial Reporting Expertise in IFRS

The Company is maintaining its financial reporting expertise and competencies by addressing training requirements through IFRS sessions provided by external advisors. The training is targeted to key finance staff and will continue to be delivered in 2011.

IT Systems

The extent of the impact of the Company’s information systems for transitioning to IFRS has been determined. The adoption of IFRS will have an impact on the Company’s information systems in particular the process of consolidating information for reporting of the external financial statements.  The Company has commenced a process of changing its consolidation.  During the third quarter, the Company engaged a third party to assist with implementing modifications to ensure an efficient conversion to IFRS.

Other Risks and Uncertainties

There have been no major changes from the reported risks factors outlined in the Annual Information Form dated March 31, 2010.

Controls and Procedures

Disclosure Controls and Procedures

The Company evaluated the effectiveness of the design and operation of the disclosure controls and procedures, as of December 31, 2010, under the supervision of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”). Based on the results of this evaluation the CEO and the CFO have concluded that such disclosure controls are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with the applicable securities laws.

Management’s Discussion and Analysis Page - 27

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with Canadian generally accepted accounting principles.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.  Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Outlook

The Company anticipates that the San Jose Project, currently under construction in Mexico, will begin to contribute both silver and gold ounces starting in the third quarter of 2011 allowing Fortuna to maintain its organic silver production growth in 2011.

Once San Jose is in operation in the third quarter of 2011, Management anticipates that Fortuna’s operations at Caylloma and San Jose should produce a total of 2.4 million ounces of silver and 7,530 ounces of gold or 2.8 million silver equivalent ounces (*) plus base metal credits in 2011. San Jose’s contribution will be 500,000 ounces of silver and 4,580 ounces of gold. The Company is executing plans to reach a production rate of 7 million ounces of silver equivalent annual production from existing reserves by 2013.

2011 Production Guidance

Mine	Silver (oz)	Gold (oz)	Zinc (lbs)	Lead (lbs)	Copper (lbs)
Caylloma, Peru	1,900,000	2,950	25,200,000	16,600,000	760,000
San Jose, Mexico	500,000	4,580
Total :	2,400,000	7,530	25,200,000	16,600,000	760,000

(*) Based on Ag = US$ 23.60/oz, Au = US$ 1,350/oz and metallurgical recoveries of 88% and 90% for Ag and Au respectively

In 2012, its first full year of production, the San Jose Mine is scheduled to produce 1.77 million ounces of silver and 16,120 ounces of gold or 2.75 million silver equivalent ounces.  At full design capacity, planned for late 2013 (24 months from the start of operations), the San Jose Mine’s annual production forecast is 3.2 million ounces of silver, 24,220 ounces of gold or 4.6 million silver equivalent ounces.

Management’s Discussion and Analysis Page - 28

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

Cautionary Statement on Forward-Looking Information

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements and forward-looking information. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

—	estimates of mineral reserves and mineral resources to the extent that they involve estimates of the mineralization that will be encountered if the property is developed;
—	timing of the completion of construction activities at the Company’s properties and their completion on budget;
—	production rates at the Company’s properties;
—	cash cost estimates;
—	timing to achieve full production capacity at the Company’s properties;
—	timing for completion of infrastructure upgrades related to the Company’s properties;
—	timing for delivery of materials and equipment for the Company’s properties; and
—	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals to the Offer will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company’s current mineral resource and reserve estimates; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral

Management’s Discussion and Analysis Page - 29

FORTUNA SILVER MINES INC.
Management’s Discussion and Analysis
For the year ended December 31, 2010
(Dollar amounts expressed in US dollars, unless otherwise indicated)

processing; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the Risks and Uncertainties section in the MD&A and in the Risk Factors section in the Company’s Annual Information Form for the financial year ended December 31, 2009 filed with the Canadian Securities Administrators and available at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis Page - 30